UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(AMENDMENT NO. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tiptree Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
__________________________
(Title of Class of Securities)

88822Q103
_____________________________________________
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88822Q103		13G A/1
1		NAME OF REPORTING PERSON	Reliance Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER	2,327,646
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER	2,327,646
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,327,646
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	7.81%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 88822Q103		13G A/1
1		NAME OF REPORTING PERSON	Wexford Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,327,646
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,327,646
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,327,646
.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	7.81%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 88822Q103		13G A/1
1		NAME OF REPORTING PERSON	Wexford GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,327,646
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,327,646
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,327,646

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	7.81%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 88822Q103		13G A/1
1		NAME OF REPORTING PERSON	Charles E. Davidson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,327,646
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,327,646
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,327,646

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	7.81%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 88822Q103		13G A/1
1		NAME OF REPORTING PERSON	Joseph M. Jacobs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,327,646
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,327,646
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,327,646

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	7.81%
12		TYPE OF REPORTING PERSON	IN

This Amendment No. 1 (this "Amendment") modifies and supplements the 13G initially filed on August 14, 2017 (the "Statement"), with respect to the Class A common stock, $0.001 par value per share (the "Common Stock"), of Tiptree Inc., a Maryland corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4 should be deleted in its entirety and replaced with the following:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Information set forth below is on the basis of  29,805,453 shares of Class A common stock issued and outstanding as of November 3, 2017, as reported by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2017.

(i) Reliance Investors LLC
(a)	Amount beneficially owned: 2,327,646
(b)	Percent of class: 7.81%
(c)	Number of shares to which the person has: 2,327,646
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,327,646
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,327,646

(ii) Wexford Capital LP
(a)	Amount beneficially owned: 2,327,646
(b)	Percent of class: 7.81%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,327,646
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,327,646

(iii) Wexford GP LLC
(a)	Amount beneficially owned: 2,327,646
(b)	Percent of class: 7.81%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,327,646
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,327,646

(iv) Charles E. Davidson
(a)	Amount beneficially owned: 2,327,646
(b)	Percent of class: 7.81%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,327,646
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,327,646

(v) Joseph M. Jacobs
(a)	Amount beneficially owned: 2,327,646
(b)	Percent of class: 7.81%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,327,646
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,327,646

Wexford Capital LP ("Wexford Capital") may, by reason of its status as manager of Reliance Investors LLC ("Reliance"), be deemed to own beneficially the securities of which Reliance possesses beneficial ownership. Wexford GP LLC ("Wexford GP") may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which Reliance possesses beneficial ownership. Each of Charles E. Davidson ("Davidson") and Joseph M. Jacobs ("Jacobs") may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which Reliance possesses beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs share the power to vote and to dispose of the securities beneficially owned by Reliance.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaim beneficial ownership of the securities owned by Reliance and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in the members of  Reliance.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2018

RELIANCE INVESTORS LLC

By:	/s/ Arthur Amron
Nam	Arthur Amron
Title:	Vice President and Assistant Secretary
WEXFORD CAPITAL LP
By:	Wexford GP LLC, its General Partner

By:	/s/ Arthur Amron
Name	Arthur Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur Amron
Name	Arthur Amron
Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON